--------------------------------------------------------------------------------
                                                                          Page 2
--------------------------------------------------------------------------------

                                                                EXHIBIT 99.1


Financial information in the following press release is in Canadian dollars unless otherwise noted.

                        LASERMEDIA COMMUNICATIONS CORP.

                                 PRESS RELEASE



FOR IMMEDIATE RELEASE  Press Release #9
Toronto, Ontario May 22, 1998




                       CONSOLIDATED FINANCIAL STATEMENTS


LaserMedia Communications Corp. (CDN:LMCD)
Issued and Outstanding - 13,222,040 Common Shares

FINANCIAL HIGHLIGHTS
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)


YEAR ENDED DECEMBER 31            1997     1996
Revenue                         $2,539     $383
Net income (loss)                 $271     $(81)
Earnings (loss) per share        $0.02   $(0.01)
Cash and cash equivalents         $725      $16
Total assets                    $3,718     $229
Shareholders' equity (deficit)  $3,025     ($93)
Number of common shareholders    1,123        2

Toronto:

LaserMedia Communications Corp. reported its audited results for the year ended December 31, 1997. The Company's revenue increased by 563% from the same period last year. Revenue growth was mainly attributable to LaserMedia's ability to sign distribution contracts with major retail distributors in the 3rd and 4th quarters of 1997 and the sale of the software technology used to develop the Active Trainer Family of products, specifically; Active Trainer(TM) and Active Body Blast(TM).

Operating expenses increased 388% from the previous year. The increase in costs was the result

--------------------------------------------------------------------------------
                                                                          Page 3
--------------------------------------------------------------------------------

of the growth in the number of people and computer systems necessary to support overall increases in the scope of the Company's operations; and the active selling in the 3rd and 4th quarters of 1997, resulting in the hiring of sales and marketing personal, and the significant marketing funds spent within the distribution channels.

Net earnings for the Year ended December 31, 1997 were $270,989 ($0.02 earnings per share) compared to a net loss of $81,277 ($0.01 loss per share) for the same period, an increase of 433%.

LaserMedia's major focus is in the production, acquisition and publication of health and fitness interactive multimedia software on CD-ROM and related services over the Internet. In May 1997 LaserMedia acquired Verisim Inc. Verisim will provide entertainment services over the fast growth computer communication networks in the form of highly interactive multi-player games. The acquisition was made to diversify the company from its health and fitness focus while at the same time allowing the company access to the leading edge technologies being developed by Verisim. In addition, in late 1997 the Company acquired LaserSet Graphics Inc. The company acquired LaserSet because of its focus on website design, development and hosting. This is an area which will be strategic to LaserMedia's future growth plans.

LaserMedia's head office is located in Toronto, Ontario.

For further information, contact:


For further information, contact:
Peter Duncan or Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779

  The information herein has not been approved or disapproved by regulatory authorities.